[redacted]

11018342

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2011
Washington, DC
110

SEC FILE NUMBER
8-44252

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2010 (MM/DD/YY) AND ENDING December 31, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Henderson Capital Partners, LLC

OFFICIAL USE ONLY
29323
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

314 Center Street, Suite 223
(No. and Street)

Healdsburg	CA	95448
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mary Henderson — (510) 835-0600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cropper Accountancy Corporation
(Name – *if individual, state last, first, middle name*)

2977 Ygnacio Valley Rd., #460	Walnut Creek,	CA	94598
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AP 3/9

3/9/2011

OATH OR AFFIRMATION

I, Mary Henderson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Henderson Capital Partners, LLC, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Subscribed and sworn to before me Kelly D. Graham, Notary Public on this 25th day of February, 2011, by Mary Henderson who proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

KELLY D. GRAHAM
COMM. # 1761734
NOTARY PUBLIC - CALIFORNIA
CONTRA COSTA COUNTY
COMM. EXPIRES AUG. 26, 2011

TABLE OF CONTENTS

	Page No.
Independent Auditors' Report	1
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Company Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6 – 9
Supplementary Information	
Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission as of December 31, 2010 and Reconciliation to the Focus Report as file	10
Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5	11 – 12
Independent Auditors' Report on Applying Agreed-Upon Procedures to an Entity's SIPC Assessment Reconciliation	13 – 16

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

office location
2700 Ygnacio Valley Rd, Ste 230
Walnut Creek, CA 94598
(925) 932-3860 tel

mailing address
2977 Ygnacio Valley Rd, PMB 460
Walnut Creek, CA 94598
(925) 476-9930 efax

www.cropperaccountancy.com

INDEPENDENT AUDITORS' REPORT

To the Stockholders
Henderson Capital Partners, LLC
Healdsburg, California

We have audited the accompanying statement of financial condition of Henderson Capital Partners, LLC as of December 31, 2010 and the related statements of operations, changes in Company equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Henderson Capital Partners, LLC as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Our audit also includes an agreed-upon procedures report as required by the Securities Investor Protection Corporation (SIPC). The supplementary information report does not attempt to issue a report on compliance and no opinion is expressed.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION

February 24, 2011

HENDERSON CAPITAL PARTNERS, LLC
Statement of Financial Condition
December 31, 2010

ASSETS

Cash	$ 136,283
Marketable securities, at market value	154,698
Property and equipment, net	11,136
Website software development	26,691
Prepaid expenses	2,791
Other deposits	950
Total Assets	$ 332,549

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Accounts payable	$ 4,358
	4,358
Stockholders' equity:	
Common stock, no par value; authorized 10,000 shares; issued and outstanding 4,500 shares	45,938
Additional paid-in capital	10,000
Retained earnings	272,253
Total stockholders' equity	328,191
Total Liabilities and Stockholders' Equity	$ 332,549

The accompanying notes are an integral part of these financial statements.

HENDERSON CAPITAL PARTNERS, LLC
Statement of Operations
For the Year Ended
December 31, 2010

Revenue	
Gains/loss on investment accounts	$ 6,627
Other interest income	11,661
Total revenues	18,288
Expenses	
Rents and leases, net	28,474
Professional fees	13,415
Communications	6,380
Telephone	4,470
Travel	4,418
Other employee compensation and benefits	4,114
Computer	4,047
Automobile expense	3,911
Regulatory fees and expenses	2,713
Office supplies	2,142
Depreciation	572
Other expenses	6,819
Total expenses	81,475
Income before income taxes	(63,187)
Income taxes	800
Net income (loss)	$ (63,987)

The accompanying notes are an integral part of these financial statements.

HENDERSON CAPITAL PARTNERS, LLC
Statement of Changes in Company Equity
For the Year Ended
December 31, 2010

	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Retained Earnings	Total
Balance at January 1, 2010	4,500	$ 45,938	$ 10,000	$ 386,241	$ 442,179
Stockholders' distribution	-	-	-	(50,001)	(50,001)
Net income	-	-	-	(63,987)	(63,987)
Balance at December 31, 2010	4,500	$ 45,938	$ 10,000	$ 272,253	$ 328,191

The accompanying notes are an integral part of these financial statements.

HENDERSON CAPITAL PARTNERS, LLC
Statement of Cash Flows
For the Year Ended
December 31, 2010

Cash flows from operating activities:	
Net income (loss)	$ (63,987)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:	
Depreciation expense	572
Write-off of fixed assets	3,150
Unrealized loss (gains) on investment accounts	(6,627)
Changes in operating assets and liabilities:	
Receivables	6,620
Other deposits	4,718
Prepaids	(2,791)
Accounts payable and other liabilities	3,967
Subtenant lease	(6,344)
Website software development	(1,508)
Accrued interest	-
Net cash used in operating activities	(62,230)
Cash flows from investing activities	
Purchase of fixed assets	(5,719)
Proceeds from maturities or sale of marketable securities	119,073
Net cash provided by investing activities	113,354
Cash flows from financing activities:	
Distributions paid	(50,001)
Net cash used in financing activities	(50,001)
Net increase in cash	1,123
Cash at beginning of year	135,160
Cash at end of year	$ 136,283
Supplemental disclosure of cash flow information:	
Cash paid during the year for:	
Income taxes	$ 800

The accompanying notes are an integral part of these financial statements.

1. General Information and Summary of Significant Accounting Policies

Description of Business

Henderson Capital Partners, LLC (the "Company"), is registered as a broker and dealer in securities with the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority (FINRA), the Securities Investors Protection Corporation (SIPC), and the Municipal Securities Rulemaking Board (MSRB). The Company specializes in municipal finance, offering municipal bond underwriting services to local and state governments.

Basis of Accounting

The financial statements are prepared on the accrual basis of accounting wherein income is recognized as earned and expenses are recognized when incurred. Commission revenue and the related commission expense is recorded on the trade date of transactions.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions by management in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Marketable Securities

Marketable securities are valued at market value. Mark to market accounting is used for purposes of determining unrealized holding gains or losses on security positions in proprietary trading and investment accounts. The securities are sold on a first-in, first-out basis; however, certain securities are inventoried on a specific identification basis. Marketable securities consist of corporate stock and debt securities issued by the State of California and political subdivisions thereof.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed using accelerated and straight-line methods over the estimated useful lives of related assets. Leasehold improvements are amortized using the straight-line method over the lesser of the remaining lease terms or the estimated useful lives of the assets.

Depreciation

Furniture and equipment were depreciated on a straight-line basis over five years.

Fair Value Measurements

Fair Values are based on quoted market prices when available. In instances where there is little or no market activity for the same or similar instruments, the company estimates fair value using methods, models or assumptions that management believes market participants would use to determine a current transaction price. These valuation techniques involve some level of management estimation and judgment which becomes significant with increasingly complex instruments or pricing models. Where appropriate, adjustments are included to reflect the risk inherent in a particular methodology, model or input used.

1. General Information and Summary of Significant Accounting Policies (continued)

U. S. GAAP establishes a hierarchy for inputs (level 1, 2, and 3 inputs, as defined) used in measuring fair value that maximizes the use of observable inputs, and minimizes the use of unobservable inputs by requiring that observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the reporting entity. Unobservable inputs are inputs that reflect the reporting entity's assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. Accordingly, the fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in it entirely.

The three levels of inputs within the fair value hierarchy are defined as follows:

> Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity has the ability to access as of the reporting date.
>
> Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, through corroboration with observable data.
>
> Level 3 – Unobservable inputs, such as internally developed pricing models for the asset or liability due to little or no market activity for the asset or liability.

Cash and cash equivalents

The Company considers all highly liquid financial instruments purchased with an original maturity of three months or less to be cash equivalents.

The Company maintains cash in one bank and one savings institution with FDIC insurance of up to $250,000 each. An additional deposit was maintained with a clearing broker, which is insured by SIPC.

Income taxes

The Company is an S Corporation for federal and state income tax reporting purposes. Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholder is liable for individual federal income taxes on the Company's taxable income. Generally, the same rules apple for state purposes except that California imposes a tax on S Corporations equal to 1.5% of California taxable income.

2. Marketable Securities

Marketable securities owned consist of trading investment securities at market value, as follows:

	Cost Basis	Unrealized Gain (loss)	Market Value	Par Value
State and municipal bonds	$ 151,545	$ (3,966)	$ 147,579	$ 150,000
Corporate stock	3,300	3,819	7,119	N/A
	$ 154,845	$ (147)	$ 154,698	

Accrued interest income is estimated to be approximately $1,300, and is not included in the financial statements. Based on the U.S. GAAP hierarchy of inputs, the Company's marketable securities are in the Level 1 category. See Note 1 for more detail.

3. Property and Equipment

Property and equipment are summarized by major classifications as follows:

Furniture and equipment	$ $5,989
Computers	5,719
	11,708
Less accumulated depreciation	(572)
Net book value	$ 11,136

4. Employee Benefit Plan

The Company adopted a defined contribution retirement plan that covers all full-time employees with three or more years of service. Contributions to the plan are at the discretion of the Board of Directors. There were no contributions for the year ended December 31, 2010.

5. Commitments

The Company has a purchase commitment for certain securities on a when, as and if issued basis. In the normal course of business, the Company enters into underwriting commitments. Transactions relating to such underwriting that were open at December 31, 2010, and were subsequently settled, had no material effect on the financial statements as of the date of sale.

6. Leases

Total lease expenses for the year ended December 31, 2010 were as follows:

Rent expense	$ 10,248
Automobile lease	16,823
Storage space	1,403
	$ 28,474

The Company leased office space under an operating lease which expired August 31, 2010. On June 15, 2010, the Company entered into a new one-year lease agreement, with monthly rent payments of $950. The cost of the office space was approximately $10,248.

The company also leased a car for approximately $1,500 a month; the lease ended on December 27, 2010.

7. Concentration

The Company maintains accounts with a securities brokerage firm and a bank. The accounts contain cash and securities. Balances are insured up to $500,000 by the Securities Investor Protection Corporation, with a limit of $100,000 for cash. The bank provides FDIC insurance up to $250,000 cash balance. During the course of business, the bank balances could exceed the FDIC insurance limits.

8. Net Capital

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2010, the Company had net capital of $277,705, which was $177,705 in excess of the required net capital of $100,000. The Company's net capital ratio was 0.0155 to 1.

9. Exemption from Rule 15c3-3

The Company is exempt from certain provisions of Rule 15c3-3 since it does not clear transactions in securities or hold customer funds or securities. The Company carries no margin accounts and promptly transmits all customer funds, delivers all customer securities and will not otherwise hold funds or securities of customers.

10. Subsequent Events

Management has evaluated subsequent events through February 24, 2011, the date on which the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

HENDERSON CAPITAL PARTNERS, LLC
Schedule I
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2010

Stockholders' equity		$ 328,191	
Assets not allowed for net capital purposes:			
Property and equipment	$ 11,136		
Website software development	26,691		
Other assets	2,791	(40,618)	
Haircuts on marketable securities		(9,868)	
Net Capital, as defined		277,705	A
Minimum net capital required: ($100,000 or 1/15 of aggregate indebtedness of $4,358)		100,000	
Net capital in excess of requirement		$ 177,705	
Aggregate Indebtedness (total liabilities)		$ 4,358	B
Ratio of aggregate indebtedness (B) to net capital (A)		.0155 to 1	

Reconcilation of above net capital to FOCUS Report filed:

	Net Capital	Aggregate Indebtedness	Ratio
Focus Report as filed	$ 278,035	$ 4,358	.0156 to 1
Increase in interest received	2,900	-	
Amounts reflected above	$ 280,935	$ 4,358	.0155 to 1
Allowable ratio			15 to 1

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

office location
2700 Ygnacio Valley Rd, Ste 230
Walnut Creek, CA 94598
(925) 932-3860 tel

mailing address
2977 Ygnacio Valley Rd, PMB 460
Walnut Creek, CA 94598
(925) 476-9930 efax

www.cropperaccountancy.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Stockholders
Henderson Capital Partners, LLC
Healdsburg, California

In planning and performing our audits of the financial statements and supplemental schedule of Henderson Capital Partners, LLC (the "Company"), for the year ended December 31, 2010, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control* deficiency exists when the design or operation of a control does not allow management or employees in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant* deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more that inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the Members and management of the Company, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION

February 24, 2011

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

office location
2700 Ygnacio Valley Rd, Ste 230
Walnut Creek, CA 94598
(925) 932-3860 tel

mailing address
2977 Ygnacio Valley Rd, PMB 460
Walnut Creek, CA 94598
(925) 476-9930 efax

www.cropperaccountancy.com

INDEPENDENT AUDITORS' REPORT ON APPLYING AGREED-UPON PROCEDURES TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Stockholders
Henderson Capital Partners, LLC
Healdsburg, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2010, which were agreed to by Henderson Capital Partners, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, and other designated examining authorities, solely to assist you and the other specified parties in evaluating Henderson Capital Partners' compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). Henderson Capital Partners' management is responsible for compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year then ended, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, noting no differences;

5. Compared the amount of the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences;

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION

February 24, 2011

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 12-31, 2010
(Read carefully the instructions in your Working Copy before completing this Form)

DRAFT

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

044252 FINRA DEC
HENDERSON CAPITAL PARTNERS LLC 11*11
314 CENTER ST STE 223 — P.O. Box 2077
HEALDSBURG CA 95448-4135

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Mary Henderson (510) 835-0600

2. A. General Assessment (item 2e from page 2) $ 18.16

B. Less payment made with SIPC-6 filed (exclude interest) ( )

Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 18.16

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 18.16

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 18.16

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Henderson Capital Partners
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the ______ day of ______________, 20____.

(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ______ Received ______ Reviewed ______

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1-1, 2010 and ending 12-31, 2010
Eliminate cents

DRAFT

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 13,889

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. 6627 –

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______

______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions 6627

2d. SIPC Net Operating Revenues $ 7262

2e. General Assessment @ .0025 $ 18.16

(to page 1, line 2.A.)

CROPPER

an accountancy corporation

CERTIFIED PUBLIC ACCOUNTANTS

HENDERSON CAPITAL PARTNERS, LLC

FINANCIAL STATEMENTS AND SCHEDULE

DECEMBER 31, 2010

professional. personalized. service.

TO THE COMMISSIONER OF CORPORATIONS OF
THE STATE OF CALIFORNIA

VERIFICATION FORM PURSUANT TO
RULES 260.241.2(b) AND 350.535.1(b)

(Executed within the State of California)

I, ***Mary Henderson***, certify under penalty of perjury, that I have read the foregoing and annexed financial report and supporting schedule and know the contents thereof; that the same are true and correct to my best knowledge and belief; and that neither the licensee nor any partner, officer, or director thereof have any proprietary interest in any account classified solely as that of a customer.

Executed this 25th day of February, 2011

at Healdsburg, California

Mary Henderson, Chief Executive Officer
Henderson Capital Partners, LLC